BTCS Announces Letter to Shareholders from CEO

Balance Sheet Strengthened with $1.24m Raised in 2019

Silver Spring, MD – (GLOBE NEWSWIRE – July 29, 2019) – BTCS Inc. (OTCQB: BTCS) (“BTCS” or the “Company”), a digital asset and blockchain technology focused company, released a Letter to Shareholders updating current activities and outlining its corporate strategy. An updated corporate presentation is also available on the Company’s website (http://www.btcs.com/deck-new.pdf).

Dear Shareholders,

Our decision to focus our business around blockchain technologies in 2014 has proven to be a valid thesis with prescient timing. Over the past five years our management team has made strong industry connections, tried our hand at many blockchain verticals in this rapidly growing industry, and gained invaluable insight and industry knowledge. This depth and breadth of experience, while falling short of outright success, has enabled us to refine our business model, setting the stage for shareholder value improvement as we move forward.

Recognizing that the opportunity in the blockchain space is still in its infancy, we spent much of the past year focused on improving our financial position as we seek out acquisition opportunities and execute on our plan to build a portfolio of digital assets.

We have taken these steps because we believe the rise of digital tokens as a new asset class has created a tremendous opportunity for us to leverage our experience in the sector. One of our most significant assets in this regard is our seasoned team of industry leaders who are recognized for their deep relationships with key players in the space. Our team’s value is further enhanced by our ability to bridge the gap between public company experience and blockchain expertise, which we believe fills a major talent void in this burgeoning arena.

FINANCIAL UPDATE

In the first half of 2019, we signed an equity line of credit (ELOC) agreement to raise up to $10 million, an agreement that is in line with our goals of avoiding toxic funding and seeking out the lowest possible cost of capital while minimizing shareholder dilution. Since January 2019, we have raised $1.24 million under the ELOC and through the cash exercise of warrants at an average price of $0.31, representing a 72% premium to Friday’s closing price. By strengthening our balance sheet, we believe we are now in a great position to execute on our business plan.

INDUSTRY UPDATE

The price of Bitcoin and Ethereum have had meteoric rises in recent years. Looking at the yearly lows of both Bitcoin and Ethereum, the digital assets have seen year-over-year increases nearly every year, as indicated by the following table:

Today, Bitcoin alone has a market capitalization of approximately $170 billion, and Ethereum, the second largest cryptocurrency, has a market capitalization of approximately $22 billion. Together, the valuations of Bitcoin and Ethereum represent 73% of the overall cryptocurrency market.

Confirmed daily transactions in the digital asset ecosystem have surged back to near all-time highs this year, topping 400,000 transactions per day multiple times in 2019, a number previously reached for only a short period of time in late December 2017 and early January 2018, while blockchain wallet users has continued a steady climb to new all-time highs of nearly 40 million users in 2019, up nearly 100% from the end of 2017.

We believe blockchains are still in their “first inning.” The Internet took 20 years to transition from proof-of-concept to mass adoption. Bitcoin has just recently crossed the 10-year threshold, and with major corporations from Walmart to Microsoft and IBM working on blockchain ledgers, the early stage of commercialization is now underway.

A discussion of major corporation participation in the blockchain space would be incomplete without addressing Facebook’s planned Libra “cryptocurrency.” While we commend Facebook for their efforts to launch a new cryptocurrency, Libra lacks the fundamental strengths and characteristics of traditional cryptocurrencies, which are based on five key pillars: open, public, neutral, borderless, and censorship resistant.

Whereas Bitcoin and other traditional cryptocurrency transactions are recorded pseudo-anonymously on public distributed and decentralized blockchains maintained by a global network of computers, Libra, on the other hand, plans to launch using a permissioned blockchain, meaning that transaction can only be added by a group of “trusted” parties. Given Facebook’s track record of failing to protect its users’ data underscores the risks related to Libra, where a user not only puts their personal information at risk, but their money as well.

We believe it’s highly unlikely Facebook will launch Libra in 2020 as planned. David Marcus, the head of Facebook’s digital currency project, recently stated in Congressional testimony that “Libra will comply with all U.S. regulations and not launch until the U.S. lawmakers’ concerns have been answered.” Given our experience, getting multiple regulators on board with a plan as audacious as Libra is no easy task and no amount of money will expedite the process. Furthermore, trying to launch Libra on a global scale which spans many gray areas of regulation seems like a futile effort in the short and medium term.

Based on its current use case, we believe that Bitcoin is more of a digital asset than a digital currency, which was not how it was initially intended, however as we discuss in our updated presentation (http://www.btcs.com/deck-new.pdf), it is a great stepping stone and proof-of-concept for the progression of distributed ledger technology.

BUSINESS PLAN UPDATE

BTCS is an early mover in the blockchain and digital currency ecosystems and the first “pure play” U.S. public company in the space. Moving forward, we plan to leverage our expertise and strengthened balance sheet to execute on our refined business plan, which is primarily focused on building a portfolio of digital assets and seeking acquisition opportunities in the blockchain space.

We plan to focus our digital asset acquisition strategy on the protocol layer. Unlike the Internet, where the protocol layer (TCP/IP, HTTP, etc.) was not a profit center, rather wealth was created at the application layer (Google, Amazon, etc.), with blockchains, we believe the protocol layer will grow faster than the value of the applications built on top of it. Additionally, while applications are more akin to startups, with high failure rates, in each case, the applications built upon a particular protocol drive value increase in the underlying protocol, whether any single application ultimately succeeds or fails.

Our company acquisition strategy plans to leverage our position as one of only a limited number of established public companies focused on blockchain technology. Our close relationship with blockchain industry leaders and entrepreneurs, proven record of navigating regulatory environments, and ability to identify emerging themes in the industry, combined with an experienced team with a track record of negotiating and closing deals, places us in an ideal position to capitalize on future opportunities. Furthermore, our strengthened balance sheet should increase our attractiveness to potential targets.

With respect to mining, which is still of interest, we do not believe the current economics of mining offer a positive ROI, and as such, we do not intend to resume our mining efforts in the near future. This shift further augments our attractiveness relative to our public company peers, many of which we believe are burdened by unprofitable mining operations.

With your continued support, we hope to capitalize on these opportunities while the industry is still in the “first inning”, maximizing the potential for long-term shareholder value improvement.

On behalf of our management team, I want to personally thank you for your continued support.

Sincerely,
Charles Allen
CEO and Chairman

About BTCS:

BTCS is one of the first U.S. publicly traded companies focused on digital assets and blockchain technologies. BTCS plans to acquire additional Digital Assets to provide investors with indirect ownership of Digital Assets that are not securities, such as bitcoin and ether. We intend to acquire Digital Assets through open market purchases. Additionally, we may acquire Digital Assets by resuming our mining operations through outsourced data centers and earning rewards in Digital Assets by securing their respective blockchains, if an acceptable return on investment exists. We are not limiting our assets to a single type of Digital Asset and may purchase a variety of Digital Assets that appear to benefit our shareholders, subject to the limitations of the Investment Company Act of 1940. The Company is also seeking to acquire controlling interests in businesses in the blockchain industry. For more information visit: www.btcs.com

Forward-Looking Statements:

Certain statements in this press release, constitute “forward-looking statements” within the meaning of the federal securities laws including statements regarding our belief regarding our ability to execute our business plan, our intention to acquire Digital Assets and acquiring controlling interests in businesses in the blockchain industry. Words such as “may,” “might,” “will,” “should,” “believe,” “expect,” “anticipate,” “estimate,” “continue,” “predict,” “forecast,” “project,” “plan,” “intend” or similar expressions, or statements regarding intent, belief, or current expectations, are forward-looking statements. While the Company believes these forward-looking statements are reasonable, undue reliance should not be placed on any such forward-looking statements, which are based on information available to us on the date of this release. These forward-looking statements are based upon current estimates and assumptions and are subject to various risks and uncertainties, including without limitation those set forth in the Company’s filings with the Securities and Exchange Commission, not limited to Risk Factors relating to its digital currency business and our ability to raise sufficient capital contained therein. Thus, actual results could be materially different. The Company expressly disclaims any obligation to update or alter statements whether as a result of new information, future events or otherwise, except as required by law.

BTCS Investor Relations:

Michal Handerhan

BTCS Inc.

(202) 430-6576

IR@btcs.com